FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Telefónica—Shareholder remuneration and Company´s assets’ portfolio	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A, as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

The Board of Directors of TELEFÓNICA, at its meeting held today, has established to proactively manage the Company’s assets’ portfolio, including launching preparations for an Initial Public Offering of Telefónica Germany, the analysis of potential listing alternatives for Latin American businesses and selective asset monetisations, accelerating the disposal process of non-core assets.

Likewise, the Board of Directors has analysed and reflected upon the distribution mix of 2012 shareholder remuneration, which will amount to 1.50 euros per share, including the payment of a dividend of 1.30 euros per share and a share buyback for the remaining amount (0.20 euros per share), to be completed before May 2013. Treasury shares acquired will be cancelled subsequently.

In regards to the dividend of 1.30 euros per share, and given the major preference of shareholders for the subscription of new shares in the recent scrip dividend (above 60% according to preliminary estimates), the Board of Directors has the intention to propose (i) a first cash payment of 0.40 euros per share to be made in November 2012, and (ii) the distribution of the remaining amount (0.90 euros per share), in May 2013 by means of a scrip dividend.

The Company maintains its shareholder remuneration commitments for 2013, which means a minimum total shareholder remuneration per share similar to the one for the year 2012 (1.50 euros per share). The remuneration mix for the year 2013 (dividend, share buyback or the combination of both) will be decided considering market conditions and investor preferences at that time.

All these measures reflect the Company’s commitment to increase its financial flexibility and reach a leverage ratio (measured as Net Debt/OIBDA) below 2.35x in 2012, while maintaining an attractive remuneration for its shareholders.

To this end, the adoption of the corresponding corporate resolutions will be proposed in due course.

Madrid, May 30th, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 30th, 2012	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors